UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-39556

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTRODUCTORY NOTE

In connection with the launch of the offering of the U.S. dollar denominated senior notes, we are furnishing this report on Form 6-K, including our press release dated February 13, 2023, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Corporate Structure” and “Business”, each included in our preliminary offering memorandum dated February 13, 2023 (the “Preliminary Offering Memorandum”) and the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2021 and 2022 included in our Preliminary Offering Memorandum.

Disclaimers

The information contained in this Form 6-K (including the exhibits hereto) constitutes only a portion of the information being made available to prospective investors and is intended to be considered in the context of Chindata Group Holdings Limited (the “Company” or “Chindata Group”)’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company may make, by press release or otherwise, from time to time. Such information does not represent a comprehensive statement of the financial results for the Company. Accordingly, investors and stockholders should not place undue reliance on such financial information. The Company disclaims any intention or obligation to update or revise any such information as a result of developments occurring after the date hereof, except as required by law.

The information contained in this Form 6-K (including the exhibits hereto) does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

None of the information contained in this Form 6-K (including the exhibits hereto) shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Presentation of Non-GAAP Information

The information contained in this Form 6-K (including the exhibits hereto) includes financial measures of the Company that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information that enhances management’s, investors’ and prospective lenders’ ability to evaluate the Company’s operating results and ability to repay its obligations.

These non-GAAP financial measures are not intended to be used in isolation and should not be considered a substitute for any other performance measure determined in accordance with GAAP. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool, including that other companies may calculate similar non-GAAP financial measures differently than as defined in the attached materials, limiting their usefulness as a comparative tool. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures contained herein.

Safe Harbor for Forward-Looking Statements

This Form 6-K (including the exhibits hereto) contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this Form 6-K (including exhibits hereto) is as of the date of this Form 6-K, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description

99.1	Press release dated February 13, 2023 titled “Chindata Group Holdings Limited – Launch of Senior Notes Offering”

99.2	The section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Preliminary Offering Memorandum

99.3	The section titled “Corporate Structure” included in the Preliminary Offering Memorandum

99.4	The section titled “Business” included in the Preliminary Offering Memorandum

99.5	Unaudited Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2021 and 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Chindata Group Holdings Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2023

Chindata Group Holdings Limited

By:	/s/ Huapeng Wu
Name:	Huapeng Wu
Title:	Director and Chief Executive Officer